As filed with the Securities and Exchange Commission on November 28, 2007

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Alternative Investment Partners Absolute Return Fund

(Name of Subject Company (issuer))

Alternative Investment Partners Absolute Return Fund

(Names of Filing Persons (offeror and issuer))

SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Arthur Lev, Esq.

Morgan Stanley Investment Management Inc.

1221 Avenue of the Americas

New York, New York 10020

(800) 869-6397

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Leonard B. Mackey, Jr.

Clifford Chance US LLP

31 West 52nd Street

New York, New York 10019

(212) 878-8000

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$ 86,044,901 (a)	$ 2,641.58 (b)

(a)	Calculated as the aggregate maximum value of Shares being purchased.
(b)	Calculated at $30.70 per $1,000,000 of the Transaction Valuation.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ 2,641.58

Form or Registration No.: Schedule TO

Filing Party: Alternative Investment Partners Absolute Return Fund

Date Filed: July 16, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transactions subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Introductory Statement

This final amendment to the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 16, 2007 by Alternative Investment Partners Absolute Return Fund (the “Fund”) relating to an offer to purchase shares of beneficial interest in the Fund (“Shares”) in an amount up to 15% of the net assets of the Funds from shareholders of the Fund (the “Shareholders”) at their net asset value (that is, the value of the Fund’s assets minus its liabilities, multiplied by the proportionate shares in the Fund a Shareholders desires to redeem), on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on July 16, 2007.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended:

1. Shareholders that desired to tender Shares, were required to submit their tenders by 12:00 midnight, New York time, on August 16, 2007. Shareholders were allowed to withdraw any tenders of their Shares until the Offer expired at 12:00 midnight, New York time, on August 30, 2007.

2. Certain Shareholders validly tendered all or a portion of their Shares, designated by the Shareholders as $27,149,299 in the aggregate prior to August 16, 2007 and did not withdraw such tenders prior to August 30, 2007. Those tenders were accepted for purchase by the Fund in accordance with the terms of the Offer.

3. The net asset value of the Shares tendered pursuant to the Offer was calculated as of September 30, 2007.

4. The payment of the purchase price of the Shares tendered was made in the form of promissory notes given on August 31, 2007 to the Shareholders whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. Pursuant to the promissory notes, the Fund paid to the tendering Shareholders a total of $27,061,798, representing more than 95% of the unaudited net asset value of the total amount of the Shares tendered by the Shareholders, on or about October 25, 2007. The promissory notes also entitle the Shareholders to receive a contingent post-audit payment equal to the excess, if any, of (a) the net asset value of the Shares tendered and purchased as of September 30, 2007 (as it may be adjusted based upon the next annual audit of the Fund’s financial statements) over (b) the initial payment. The Post-audit payment will be paid promptly after the completion of the Fund’s annual audit. Proceeds of the initial payment and the post-audit payment will be wire transferred directly to the accounts designated by Shareholders.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALTERNATIVE INVESTMENT PARTNERS ABSOLUTE RETURN FUND

By:	/s/ Ronald E. Robison
Name:	Ronald E. Robison
Title:	President

Dated: November 28, 2007